1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 31, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTION:
LEASE OF PROPERTY

Summary

On 28 March 2005, the Company, as tenant, entered into a tenancy agreement with China Aluminum Development, the landlord, for the rental of office premises at 12th to 16th floors and 18th to 31st floors of No. 62 Xizhimen Bei Street, Hai Dian District, Beijing City, People's Republic of China. China Aluminum Development is a connected person (as defined in the Listing Rules) of the Company.

The Company makes this announcement pursuant to the requirements of Rule 14A.34 of the Listing Rules.

The board of directors (the "Directors" and the "Board") of Aluminum Corporation of China Limited (the "Company") wishes to announce that on 28 March the Company, as tenant, entered into a tenancy agreement (the "Tenancy Agreement") for the rental of office premises from China Aluminum Development Company Limited ("China Aluminum Development"), the landlord.

China Aluminum Development is a wholly owned subsidiary of Aluminum Corporation of China, the controlling shareholder (as defined in the Listing Rules) of the Company, with a 42.14% shareholding in the Company. Accordingly, China Aluminum Development is a connected person (as defined in the Listing Rules) of the Company and the entering into by the parties of the Tenancy Agreement constitutes a connected transaction under Rule 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). This annual rental of the Tenancy Agreement does not exceed 2.5% of any of the applicable percentage ratios under Rule 14A.34 of the Listing Rules.

A summary of the major terms of the Tenancy Agreement are as follows:

*	subject premises: 12th to 16th floors and 18th to 31st floors (a total of 19 floors) of No. 62 Xizhimen Bei Street, Hai Dian District, Beijing City, People's Republic of China.

*	total rented area: 30,160.81 square metres, if there are changes to the rented area or floors, a supplemental agreement will be made.

*	term: 3 years beginning from 15 October 2005 to 15 October 2008, with a priority right to renewal upon expiration of the Tenancy Agreement by giving 3 months' written notice.

*	annual rent: RMB5.6 per day per square metre, the annual rent amounting to a total of RMB61,648,696 per year (equivalent to HK$65,347,617.76), which was determined according to the prevailing market rate.

*	property management: RMB1.0 per day per square metre.

*	payment terms: The Company will pay the entire annual rent for the first year within three days upon the signing of the Tenancy Agreement. Annual rent will be paid at every half year interval for the remaining term, and will be paid 15 days prior to the expiration of the last paid annual period. If any payment of rent or management fee is due and unpaid, 3% of the due rent or management fees will be imposed as penalty for the breach.

*	rent free period: 8 months rent free period from 15 February 2005 to 14 October 2005 for renovations.

The Tenancy Agreement was entered into by both parties after arm's length negotiations upon normal commercial terms. The signing of the Tenancy Agreement will guarantee a suitable premise for the Company's office and operations and are part of the Company's ordinary and usual course of business.

Based on the above reasons, the Directors, including the Independent Non-executive Directors, are of the opinion that the terms of the agreement and the Tenancy Agreement are fair and reasonable and in the interests of the Company and the shareholders as a whole.

The Company and its subsidiaries are engaged in the principal business of producing alumina and primary aluminum in China. The Company's primary activities include refining bauxite into alumina and smelting alumina to produce aluminum.

China Aluminum Development is engaged in the business of operation and development of real estate property, property management, interior and exterior decoration, the sale of construction material and non-ferrous metal products, and the investment of enterprises.

The Company will comply with all the requirements for annual review of continuing connected transactions under Rule 14A.37 to Rule 14A.41 of the Listing Rules.

As at the date hereof, the Executive Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
30 March 2005 * For identification only.